Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

May 11, 2012

United States Securities and Exchange Commission

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Pernix Group, Inc.
Registration Statement on Form S-1/A
Filed September 30, 2011
File No. 333-174539

Dear Mr. Ingram:

We hereby request that the effective date of the Registration Statement on Form S-1/A (File No. 333-174539) of Pernix Group, Inc., originally filed with the SEC on May 26, 2011 as amended on September 30, 2011, November 18, 2011, April 26, 2012 and May 10, 2012, be accelerated so that such Registration Statement, as amended, shall become effective on or before Monday, May 14, 2012. There is no underwriter for the related primary or secondary offerings.

We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, VP Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Edward Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive, Suite 3000

Chicago, IL 60606